[CORRESPONDENCE]

October 23, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Ms. Valerie J. Lithotomos, Esq.

Re:                             Western Asset Global Corporate Defined Opportunity Fund Inc.

                                                Pre-Effective Amendment No. 1 to the Registration Statement on

                                                Form N-2, File Nos. 333-162012 and 811-22334

Ladies and Gentlemen:

On behalf of Western Asset Global Corporate Defined Opportunity Fund Inc. (the “Fund”), we submit for your review Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2009, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  An electronic version of Amendment No. 1 has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to the oral comments of the Staff of the Commission provided to the Fund on October 21, 2009, relating to the Registration Statement.  For convenience of reference, the comments of the Staff have been reproduced herein in summary form.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

1.              Does the Fund expect to get a line of credit from a financial institution? If so, what are the terms and conditions?

In response to the Staff’s comment, the Fund notes that it intends to enter into a credit facility after the closing of the initial public offering.  The lender of this facility has not yet been identified and terms of the potential credit facility have not been negotiated.

2.              When you refer to “Borrowings” in the discussion of leverage, please complete the definition including any other forms of borrowing.  May the Fund borrow for any purposes other than leveraging (i.e. liquidity or cash needs)? If so, who makes the determination if the borrowing is for leverage or for liquidity/cash needs?

In response to the Staff’s comment, the Fund notes that the definition of Borrowing in the Preliminary Prospectus is complete. The Fund may borrow for temporary or emergency purposes as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) but does not anticipate borrowing for cash or liquidity needs.

3.              Regarding the use of the word “Credit” in the Fund name, please define what we mean by term “Credit.”

The Fund notes that it has changed its name to “Western Asset Global Corporate Defined Opportunity Fund Inc.”

4.              Please define what is meant by the term “located” with respect to governments and foreign issuers?

In response to the Staff’s comment, the Fund has revised the disclosure throughout the Registration Statement as follows:

“Under normal market conditions, the Fund will invest at least 40% of its Managed Assets in fixed income securities of foreign issuers organized or having a principal place of business outside of the United States, including in emerging market countries. A “foreign issuer” is a company, government or agency which is organized or has a principal place of business outside of the United States.”  Please see pages 2 and 20.

5.              What is the expected duration of the Fund or will the Fund have a dollar-weighted average portfolio maturity?

In response to the Staff’s comment, the Fund directs the Staff to existing disclosure in the Preliminary Prospectus which states:

“In purchasing securities and other investments for the Fund, Western Asset may take full advantage of the entire range of maturities and durations offered by fixed income securities and may adjust the average maturity or duration of the Fund’s portfolio from time to time, depending on its assessment of the relative yields available on securities of different maturities and durations and its expectations of future changes in interest rates.”  See pages 3 and 21.

6.              Disclose that the fee structure may create a conflict of interest because the LMPFA and the Subadviser may have a financial incentive utilize leverage.

In response to the Staff’s comment, the Fund has revised the leverage risk factor in the Preliminary Prospectus as follows:

“During periods when the Fund is using leverage through Borrowings or the issuance of Preferred Stock, the fees paid to LMPFA, Western Asset and the Non-U.S. Subadvisers for advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s Managed Assets, which includes the amount of Borrowings and any assets attributable to Preferred Stock. This means that LMPFA, Western Asset and the Non-U.S. Subadvisers may have a financial incentive to increase the Fund’s use of leverage.”  See pages 5, 12 and 36.

7.              Confirm that leveraging risk through derivatives does not constitute a borrowing or senior security for purposes of the 1940 Act and that such leverage is not included within the definition of Managed Assets.

In response to the Staff’s comment, the Fund confirms to the Staff that leveraging risk incurred from the use of derivative instruments is not included in the definition of Managed Assets.  The Fund directs the Staff to existing disclosure in the Prospectus that states:

“Certain portfolio management techniques, such as writing credit default swaps or futures contracts, engaging in short sales or writing options on portfolio securities, may be considered senior securities for the purposes of the Investment Company Act of 1940, as amended (the “1940 Act”) unless appropriate steps are taken to segregate the Fund’s assets or otherwise cover its obligations. Although under no obligation to do so, Western Asset intends to cover the Fund’s commitment with respect to such techniques should the Fund enter into or engage in one or more of such management techniques. To the extent the Fund covers its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations, the instrument will not be considered a senior security for the purposes of the 1940 Act. The Fund may cover such transactions using other methods currently or in the future permitted under the 1940 Act, the rules and regulations thereunder or orders issued by the Securities and Exchange Commission (“SEC”) thereunder. For these purposes, interpretations and guidance provided by the SEC staff may be taken into account when deemed appropriate by the Fund. These segregation and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and cover requirements will not limit or offset losses on related positions.”  See page 5.

8.              Consider mentioning that the term of the Fund may be altered if acquired as a result of merger or business combination.

In response to the Staff’s comment, the Fund has revised the “Limited Term Risk” in the Preliminary Prospectus throughout the Preliminary Prospectus as follows:

“Limited Term Risk. Unless the termination date is amended by stockholders in accordance with the Articles, the Fund will be terminated on or about December 2, 2024. The Fund does not seek to return $20 per share upon termination. As the assets of the Fund will be liquidated in connection with its termination, the Fund may be required to sell portfolio securities when it otherwise would not, including at times when market conditions are not favorable, which may cause the Fund to lose money. As the Fund approaches its termination date, the portfolio composition of the Fund may change, which may cause the Fund’s returns to decrease and the market price of the Common Stock to fall. Rather than reinvesting the proceeds of its securities, the Fund may distribute the proceeds in one or more liquidating distributions prior to the final liquidation, which may cause the Fund’s fixed expenses to increase when expressed as a percentage of net assets attributable to Common Stock, or the Fund may invest the proceeds in lower yielding securities or hold the proceeds in cash or cash equivalents, which may adversely affect the performance of the Fund. Upon its termination, the Fund will distribute substantially all of its net assets to stockholders which may be more than, equal to or less than $20 per share. In addition, other provisions of the Articles may permit the Fund (with stockholder approval) to take certain actions that could have the effect of changing the termination date, such as through merger, consolidation or liquidation. See “Certain Provisions in the Articles of Incorporation and the By-Laws” See pages 16 and 39.

9.              Confirm that the 80% percentage limitation is with respect to Managed Assets, and not net assets.

In response to the Staff’s comment, the Fund confirms that the 80% percentage limitation regarding the investment in U.S. and foreign corporate fixed income securities is with respect to Managed Assets, and not net assets.

10.       Are the reverse repurchase agreements for borrowing or for other purposes?  Confirm that reverse repurchase agreements will be treated as a form of borrowing by the Fund.

In response to the Staff’s comment, the Fund has revised the Preliminary Prospectus throughout the Preliminary Prospectus as follows:

“The Fund may seek to enhance the level of its current distributions to holders of Common Stock through the use of leverage. The Fund may use leverage through borrowings, including loans from certain financial institutions, the use of reverse repurchase agreements and/or the issuance of debt securities (collectively, “Borrowings”), and possibly through the issuance of preferred stock (“Preferred Stock”), in an aggregate amount of up to approximately 33 1/3% of the Fund’s total assets immediately after such Borrowings and/or issuances. In addition, the Fund may enter into additional reverse repurchase agreements and use similar investment management techniques that may provide leverage, but which are not subject to the foregoing 33 1/3% limitation so long as the Fund has covered its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations. Under current market conditions, the Fund intends to utilize leverage principally through borrowing from certain financial institutions in an amount up to 20% of its Managed Assets. “Managed Assets” means the net assets plus the amount of any Borrowings and assets attributable to any Preferred Stock that may be outstanding. Currently, the Fund has no intention to issue Preferred Stock.”  See pages ii and 4.

11.       Clarify what is meant by term “substantially” in the phrase “The Fund’s primary investment objective is to provide current income and then to liquidate and distribute substantially all of the Fund’s net assets to stockholders on or about December 2, 2024.”

In response to the Staff’s comment, the Fund directs the Staff to existing disclosure in the Preliminary Prospectus which states:

“Absent stockholder approval to shorten or extend the life of the Fund, the Fund’s Articles provide the Fund will terminate its existence on December 2, 2024, except for the purpose of satisfying any existing debts or obligations, collecting and distributing its assets and doing all other acts required to liquidate and wind up its business and affairs. If the Fund has not liquidated and wound up its business and affairs by the close of business on December 2, 2024, the Directors shall become trustees of the Fund’s assets for purposes of liquidation. Upon its termination, the Fund will distribute substantially all of its net assets to stockholders, after making appropriate provision for any liabilities of the Fund.”  See page 25.

12.       Please define “Managed Assets” when it is first used.

In response to the Staff’s comment, the Fund respectfully declines to make this change and notes that the term “Managed Assets” is defined on the cover and on pages 2, 4 and 18 of the Preliminary Prospectus.

13.       Clarify what is meant by “Defined Opportunity.”

In response to the Staff’s comment, the Fund notes that the phrase “defined opportunity” is meant to refer to the opportunity to purchase U.S. and foreign fixed income securities at attractive prices.  In addition the phrase identified the limited term of the Fund.  The Registration Statement states on page 1 of the Prospectus that LMPFA and Western Asset believe that current market conditions have created an opportunity to purchase a “portfolio of U.S. and foreign corporate fixed income securities of varying maturities at attractive prices. Additionally, LMPFA and Western Asset believe that the Fund’s limited term, closed-end structure allows investors to take advantage of the current distressed markets by purchasing a managed portfolio of U.S. and foreign corporate fixed income securities at discounted market valuations, without the diminution of this value that could occur in an open-end structure. The closed-end structure allows the Fund to maintain a stable pool of assets, without the need to keep assets in low-yielding instruments like cash or cash equivalents or to liquidate assets, sometimes at inopportune times, to meet redemption requests. The Fund’s limited term structure may also mitigate trading discount concerns for long-term investors because the Fund intends to terminate and distribute substantially all its net assets to stockholders on or about December 2, 2024.”

14.       Confirm that the pricing table will appear on the outside from cover of the Preliminary Prospectus.

In response to the Staff’s comment, the Fund confirms that the pricing table will appear on the outside from cover of the Preliminary Prospectus.

15.       On page iii of the Preliminary Prospectus “Table of Contents,” please delete the last sentence of the bold face paragraph or disclose the fund’s duty to update the Preliminary Prospectus if there are any material changes.

In response to the Staff’s comment, the Fund has revised its disclosure as requested.  See page iii.

16.       Describe the reason for the selection of termination date.  Disclose the approximate date by which the Fund is expected to make its final liquidating distribution.

In response to the Staff’s comment, the Fund has a 15 year term because Western Asset believes that 15 years is a sufficiently long period for the Fund to achieve its investment objectives. December 2, 2024 was chosen as the Fund’s termination date because it is a business day roughly 15 years following the anticipated commencement of the Fund’s operations.  In addition, the Fund refers the Staff to the existing disclosure on page 6 which states:  “The Fund expects to complete its final distribution on or about December 2, 2024, but the liquidation process could be extended depending on market conditions at that time.”

17.       Disclose whether the Fund’s investments in preferred shares could include auction rate preferred shares and highlight any risks associate with such investments.

In response to the Staff’s comment, the Fund confirms that it has no present intention to invest in auction rate preferred shares in the next 12 months.

18.       Disclose the maximum percentage that the Fund will invest in liquid securities.

In response to the Staff’s comment, the Fund has revised the Preliminary Prospectus as follows:

“The Fund may invest up to 20% of its Managed Assets in securities that, at the time of the investment, are considered illiquid.” See pages 3, 14, 21, 26 and 38.

19.       Disclose the names of the members of the portfolio management team and how they are affiliated with the Subadviser.

In response to the Staff’s comment, the Fund has revised the Preliminary Prospectus to clarify the members of the portfolio team and how they are affiliated with the Subadviser.  Please see pages 3 and 48 — 50.

20.       Please disclose that the Fund will not issue Preferred Stock for the first 12 months or revise the fee table to include the Preferred Stock.

In response to the Staff’s comment, the Fund has revised footnote 2 of the Summary of Fund Expenses Table to state that “The Fund has no present intention to issue Preferred Stock in the next 12 months.” See page 18.

21.       Please disclose the maximum percentage of Fund assets that may be invested in derivatives and whether they will be used for speculative purposes or purely for hedging.

In response to the Staff’s comment, the Fund has revised the Preliminary Prospectus throughout the Preliminary Prospectus as follows:

“The Fund may invest in derivative instruments, such as options contracts, futures contracts, options on futures contracts, indexed securities, credit default swaps and other swap agreements; provided that the Fund’s exposure to derivative instruments, as measured by the total notional amount of all such instruments, will not exceed 20% of its Managed Assets. With respect to this limitation, the Fund may net derivatives with opposite exposure to the same underlying instrument.  Notwithstanding the foregoing, the Fund may invest without limitation in derivative instruments related to currencies, including options contracts, futures contracts, options on futures contracts, forward contracts and swap agreements and combinations thereof; provided that such currency derivatives are used for hedging purposes only.  To the extent that the security or index underlying the derivative or synthetic instrument is or is composed of U.S. or foreign corporate fixed income securities, the Fund will include such derivative and synthetic instruments for the purposes of the Fund’s policy to invest at least 80% of its Managed Assets in a portfolio of U.S. and foreign corporate fixed income securities.” See pages 2 and 24.

22.       Expand leverage risk disclosure to include discussion of characteristics, limitations, rights and risks of issuing senior securities such as Preferred Stock of debt instruments.

In response to the Staff’s comment, the Fund refers the Staff to its response in Item 20 above and directs the Staff to existing disclosure which states that the Fund have no present intention to issue Preferred Stock.  See pages ii, 4, 18, etc.  In addition, the Fund directs the Staff to existing disclosure in the sections entitled “Use of Leverage” and “Description of Fund Shares — Preferred Stock” of the Preliminary Prospectus.

23.       Confirm whether the Fund will make any investments that will trigger the acquired fund fees and expenses required disclosure.

In response to the Staff’s comment, the Fund confirms that it has no present intention to make any investments that will trigger the acquired fund fees and expenses required disclosure.

24.       Please include the word “temporary” to section entitled “Defensive Strategies.”

In response to the Staff’s comment, the disclosure in the Preliminary Prospectus has been revised as requested.  See page 29.

25.       Disclose any conflict between the statutory restrictions with respect to the required asset coverage ratios under the 1940 Act and the Fund’s managed distribution policy.

In response to the Staff’s comment, the disclosure in the Preliminary Prospectus has been revised as follows:

“Under a managed distribution policy, the Fund would intend to make monthly distributions to stockholders at a fixed rate per share of Common Stock or a fixed percentage of net asset value that may include periodic distributions of long-term capital gains. Under a managed distribution policy, if, for any monthly distribution, ordinary income (that is, net investment income and any net short-term capital gain) and net realized capital gains were less than the amount of the distribution, the difference would be distributed from the Fund’s previously accumulated earnings and profits or cash generated from the sale of Fund assets. If, for any fiscal year, the total distributions exceeded ordinary income and net realized capital gains (the “Excess”), the Excess would decrease the Fund’s total assets and, as a result, would have the likely effect of increasing the Fund’s expense ratio. There is a risk that the Fund would not eventually realize capital gains in an amount corresponding to a distribution of the Excess. In addition, in order to make such distributions, the Fund may have to sell a portion of its investment portfolio at a time when independent investment judgment might not dictate such action. If the Fund were to issue senior securities and not be in compliance with the asset coverage requirements of the 1940 Act, the Fund would be required to suspend the managed distribution policy. Pursuant to the requirements of the 1940 Act and other applicable laws, a notice will accompany each monthly distribution disclosing the sources of the distribution.

A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a stockholder as a return of capital which is applied against and reduces the stockholder’s basis in his or her shares of Common Stock. A “return of capital” merely represents a partial return of your original investment and does not represent a gain on the Fund’s investments. When you sell your shares in the Fund, the amount, if any, by which your sales price exceeds your basis in the Fund’s shares is gain subject to tax. Because a return of capital reduces your basis in the shares, it will increase the amount of your gain or decrease the amount of your loss when you sell the shares, all other things being equal. To the extent that the amount of any such distribution exceeds the stockholder’s basis in his or her shares, the excess will be treated by the stockholder as gain from a sale or exchange of the Common Stock.”  See page 51.

26.       In the disclosure related to the Fund’s managed distribution policy, please state that a return of capital merely represents a return a shareholder’s original investment and does not represent a gain or income on the fund’s investments.

In response to the Staff’s comment, the Fund notes that the disclosure has been revised as described in Item 25.

27.       Please confirm to the Staff whether FINRA has approved the terms of the underwriting agreement.

In response to the Staff’s comment, the Fund notes that the filing with FINRA has been made, however FINRA has not yet approved the terms of the underwriting arrangement.  The

Fund acknowledges however, that it must wait for FINRA approval before the Registration Statement can be declared effective.

28.       In the section entitled “Certain Provisions in the Articles of Incorporation and By-laws” in the Statement of Additional Information, please expand disclosure, if accurate, of elements of the fund’s articles and by-laws which may hinder a takeover of the Fund at a premium.

In response to the Staff’s comment, the Fund has revised the Statement of Additional Information as follows:

The Articles include provisions that could limit the ability of other entities or persons to acquire control of the Fund. These provisions could have the effect of depriving stockholders of opportunities to sell their Common Stock at a premium over the then current market price of the Common Stock.  See page 51 of the SAI.

If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment,

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.  Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•                  the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you, provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The Fund and management acknowledge the Staff’s comment.

Please note that we have included certain changes to the proposed draft of Amendment No. 1 other than those in response to the Staff’s comments.  Included as Exhibit A to this letter is a copy of Amendment No. 1 marked to reflect cumulative changes to the Registration Statement originally filed with the Commission on September 18, 2009.

Please call Sarah Cogan (212-455-3575) or Robert Griffith (212-455-3551) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP